EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	44,880	41,060	30,460	19,280	45,220
Excess/(shortfall) of dividends over earnings of affiliates
accounted for by the equity method	(1,157)	(273)	(596)	(483)	921
Provision for income taxes	31,045	31,051	21,561	15,119	36,530
Capitalized interest	(67)	(159)	(126)	(25)	(118)
Noncontrolling interests in earnings of consolidated subsidiaries	2,801	1,146	938	378	1,647
	77,502	72,825	52,237	34,269	84,200
Fixed Charges:
Interest expense - borrowings	117	77	28	48	175
Capitalized interest	506	593	532	425	510
Rental cost representative of interest factor	640	721	709	909	886
	1,263	1,391	1,269	1,382	1,571
Total adjusted earnings available for payment of fixed charges	78,765	74,216	53,506	35,651	85,771
Number of times fixed charges are earned	62.4	53.4	42.2	25.8	54.6